SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Plant Startups at REPLAN and REPAR refineries

(Rio de Janeiro, November 11, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the second coke plant at the REPLAN (Paulínia) refinery and the diesel hydrodesulferization (HDS) unit at the Presidente Getúlio Vargas Refinery in the state of Paraná (REPAR) are both now fully operational.

The REPLAN coke plant has a daily processing capacity of 31,000 barrels (bpd) of vacuum residues, a heavy fraction produced from the oil distillation process, with these residues being transformed into lighter distillate products. The plant optimizes the REPLAN’s oil refining activities, especially in the case of domestic crude with a high heavy fraction content, by allowing greater diesel, gasoline, LPG and coke output and reducing the production of fuel oil with a less attractive commercial value. The total investment amounted to approximately R$ 600 millions.

The operation will allow about a 120,000 bpd of domestic oil to be refined more efficiently and reduce both the import of lighter, more expensive oil and also the export of heavy oil and the import of diesel fuel.

REPAR’s HDR unit has an installed processing capacity equivalent to 37.500 bpd and incorporates a generation unit producing 270,000 cubic meters of hydrogen per day under normal conditions. The total investment at REPAR was R$ 400 million.

The unit’s main purpose is to improve the quality of the end product through the catalytic reduction of the sulfur content in diesel oil to below 500-parts per million (ppm). The unveiling of the unit anticipates the adjustment of refining activities to comply with future specifications established by the environmental protection agencies. The unit will also contribute to a marginal increase in REPAR’s total diesel output by allowing the use of refinery throughput, which without this process, could not have been incorporated into diesel oil. In the second quarter of 2004, the Company imported a daily average of 62,000 barrels of oil products, principally diesel oil.

Both investments are in line with the Company’s strategy for making the Downstream area more efficient in its refining activities by adding value to raw materials and focusing on improving the mix of higher value-added and better quality products. The investments are also conducive to the more efficient use of domestic oil resources.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.